Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

02069000

November 18, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12.doc

dlw 1/13

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSS Nominees Limited	34,630 shares
Chase Nominees Limited	2,545,360 shares
RBS Trust Bank	525,570 shares
Bankers Trust	776,924 shares
Nortrust Nominees Limited	499,100 shares
BT Globenet Nominees Ltd	89,800 shares
Bank of New York – Europe	16,900 shares
Northern Trust	784,820 shares
HSBC	324,773 shares
State Street Nominees Ltd	539,516 shares
Mellon Trust	367,802 shares
National Cities	30,400 shares
Royal Trust	35,100 shares
HSBC Client Holdings Nominee (UK) Ltd	2,836,401 shares
Nordea	4,400 shares
Bank of New York – London	515,992 shares
State Street Bank & Trust	1,159,040 shares
NAB – Australia	98,448 shares
Mellon Bank	31,400 shares
Credit Suisse FST BOS Zurich	3,800 shares
Citibank	65,070 shares
Bank of Bermuda	59,170 shares
Japan Trustee Svcs Bk Lt	7,400 shares
Deutsche Bank AG, London	134,255 shares
Mitsubishi Trust	6,900 shares
Chuo Trust Bank	7,340 shares
JP Morgan	243,111 shares

Brown Brothers Harriman	7,600 shares
Mellon Nominees Ltd	31,700 shares
Chase Manhattan Bank London	53,568 shares
Daiwa Trust Bank	5,900 shares
Master Trust Bank of Japan	15,500 shares
Bank of New York, Brussels	127,849 shares
National Australia Bank	33,500 shares
PICG	2,800 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

1,778,555

8. Percentage of issued class

0.57%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

24 October 2002

12. Total holding following this notification

12,021,839

13. Total percentage holding of issued class following this notification

3.88%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

25 October 2002